AMERCIAN FINANCIAL GROUP, INC. AND SUBSIDIARIES

EXHIBIT 12 - COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

(Dollars in Thousands)

	Year Ended December 31,
	2003	2002	2001	2000	1999

Pretax income (loss) excluding
discontinued operations	$270,968	$128,154	$ 17,505	($ 76,669)	$222,800
Minority interest in subsidiaries
having fixed charges(*)	44,013	33,839	43,187	44,961	48,780
Less undistributed equity in (earnings)
losses of investees	(13,975)	13,830	25,462	142,230	32,156
Fixed charges:
Interest on annuities	294,940	300,966	294,654	293,171	262,632
Interest expense	57,177	60,271	60,616	67,638	64,544
Interest on subsidiary trust
obligations	1,473	-	-	-	-
Debt discount (premium) and expense	2,084	879	1,072	763	(129)
Portion of rentals representing
interest	12,703	16,483	16,900	13,963	12,226

EARNINGS	$669,383	$554,422	$459,396	$486,057	$643,009

Fixed charges:
Interest on annuities	$294,940	$300,966	$294,654	$293,171	$262,632
Interest expense	57,177	60,271	60,616	67,638	64,544
Interest on subsidiary trust
obligations	1,473	-	-	-	-
Debt discount (premium) and expense	2,084	879	1,072	763	(129)
Portion of rentals representing
interest	12,703	16,483	16,900	13,963	12,226
Pretax preferred dividend
requirements of subsidiaries	27,543	28,184	32,296	35,648	36,566

FIXED CHARGES	$395,920	$406,783	$405,538	$411,183	$375,839

Ratio of Earnings to Fixed Charges	1.69	1.36	1.13	1.18	1.71

Earnings in Excess of Fixed Charges	$273,463	$147,639	$ 53,858	$ 74,874	$267,170

(*) Amounts include subsidiary preferred dividends and accrued distributions on preferred securities of consolidated trusts.

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